CONSENT OF THE INDEPENDENT RESGISTERED PUBLIC ACCOUNTANTS

We have read the Registration Statement on Form 40-F (“Form 40-F”) of Avalon Rare Metals Inc. (“Avalon”) dated November 29, 2011. We have complied with Canadian generally accepted standards and with the standards of the Public Company Accounting Oversight Board for an auditor’s involvement with such documents.

We consent to the inclusion and incorporation by reference and to the use of our report dated November 22, 2011 relating to the consolidated financial statements of Avalon as at and for each of the three years ended August 31, 2011, 2010 and 2009  in the Form 40-F and Avalon’s Registration Statement on Form F-10 (No. 333-173669), as amended.

“McCarney Greenwood LLP”
Toronto, Ontario	McCarney Greenwood LLP
November 29, 2011	Chartered Accountants Licensed Public Accountants

McCarney Greenwood LLP Chartered Accountants 10 Bay Street, Suite 600 Toronto, ON M5J 2R8 T 416 362 0515 F 416 362 0539